                                                      FILED BY FREEMARKETS, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                   SUBJECT COMPANY:  ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION
                 GIVEN BY FREEMARKETS, INC. ON FEBRUARY 15, 2001


eMarkets
2001

Creating Your Own Marketplace

Chris Gormley
Director, Product Management
FreeMarkets, Inc.


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


[FREEMARKETS LOGO]
QuickSource(TM)
The power to create your own eMarkets.


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001

Answer Your Questions...

-  What is QuickSource?
-  When would I use QuickSource?
-  Can we see QuickSource?
-  What sets QuickSource apart?
-  What's next?



                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001

Announcing General Availability


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


QuickSource is...

Fundamentally new offering that...

Broadens FreeMarkets' customer base

Helps current customers get savings on all their spend volume

First "Software only" eSourcing offering


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


QuickSource Application is a...

Fully hosted...

         Customer branded...

                  Self-service...

                           Dynamic pricing eMarket


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


FreeMarkets' eSourcing Suite(TM)

FreeMarkets eMarket(TM)                             Your eMarket(TM)
-----------------------                             ----------------

FullSource(TM)                                      QuickSource(TM)
DirectSource(TM)


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


When to Use QuickSource?

Yes - Do I manually send out for bid many repeat, spot, advance purchase or lesser value RFQ/RFP's?

Yes - Do I want to build an eSourcing market core competency?


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


Case Example

General Manufacturing Company


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


Technical Overview

-  Windows 2000 Operating System
-  Single tier load balanced web servers
-  SQL clustered database
-  Double byte enabled architecture
-  Supported by state of the art datacenter


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


Average Beta Results

-  $1.4 million auction size
-  20% savings
-  3 suppliers per auction
-  1-2 week turnaround time


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


QuickSource Benefits

-  Solution based on 9,200 auctions and $14 billion of online auction experience
-  Solution is part of Holistic eSourcing Portfolio
-  Access to eMarket Enablement Services
-  Fast and easy hosted application - easy to set up
-  Frequent functional upgrades


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


Release 3.0 - Q2 2001

Bidding           - Enhanced Bidding

Configuration     - Robust Permission Management
                  - Template Engine

Connectivity      - Bulk Data Upload/Download
                  - ERP Integration

Communication     - Enhanced Reporting & Analysis
                  - Built in Messaging



                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


QuickSource solution summary...

                            QuickSource         QuickSource        Supporting
                             Essential             Plus             Solutions

QuickSource
Hosted Platform                  X                   X

QuickSource
Management Services                                  X

QuickSource Training                                                    X

Future Offerings                                                        X



                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


[FREEMARKETS LOGO]
QuickSource(TM)
The power to create your own eMarkets.


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

eMarkets
2001


QuickSource eMarket Management Services

Site & Auction Administration               Co-branding

[PHOTOGRAPH OF                              General Mfg
AUCTION ADMINISTRATION]                     Company

                                            Powered by [FREEMARKETS LOGO]
                                                         QuickSource(TM)


                               (C)2001 FreeMarkets(R) Inc.  All rights reserved.
                                           Confidential property of FreeMarkets.

Forward-looking statements

Statements in this report that are not historical facts, including those statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

Where You Can Find Additional Information

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Joint Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction will be available in the Joint Proxy Statement/Prospectus.